UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island		02862
(Address of principal executive offices)		(Zip Code)

 Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction:

Hasbro, Inc. ("Hasbro," the "Company," "we," "us," or "our") (NASDAQ: HAS) is a global company committed to Creating the World's Best Play Experiences.  We strive to do this through deep consumer engagement and the application of consumer insights, the use of immersive storytelling to build our brands, product innovation and development of global business reach.  We apply these principles to leverage our owned and controlled brands, including LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS, as well as our premier partner brands.  From toys and games to television programming, motion pictures, digital gaming and a comprehensive consumer products licensing program, Hasbro fulfills the fundamental need for play and connection for children and families around the world.  We are headquartered in Pawtucket, Rhode Island and have approximately 5,000 employees worldwide, approximately 2,500 of whom are located in the United States.

At Hasbro, corporate social responsibility ("CSR") is powered by our belief that every day is a chance to be better.  Our deep commitment to CSR reflects our desire to help build a safer, more sustainable world for future generations.  Part of this commitment is working with our vendors to ensure that they operate responsibly and adopt best practices.
Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Final Rule").
Hasbro has a Conflict Minerals Policy which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics, and corporate social responsibility, (ii) utilizing due diligence practices to identify conflict minerals and their sources in our supply chain and (iii) ultimately achieving the objective that any 3TG included in our products are sourced from smelters identified as conflict free or are otherwise subject to contract manufacturer diligence sufficient to determine that such minerals are not being used to support armed conflict in the Democratic Republic of the Congo and adjoining countries.  Hasbro's Conflicts Minerals Policy can be found at the following internet address {http://csr.hasbro.com/en-us/csr/conflict-minerals-policy}.

Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Hasbro has determined that during the 2015 calendar year, we contracted to manufacture certain products containing 3TG and have determined that these minerals are necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary conflict minerals in our products originated from the Covered Countries1.  Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products.

During 2015 substantially all of our products were manufactured in third party vendor facilities (referred to hereafter as "contract manufacturers").  These contract manufacturers are primarily located in the People's Republic of China, although we use contract manufacturers located in other countries in Asia, such as India. In addition, a third party manufactured product for us in two facilities that were previously owned by us, one located in East Longmeadow, Massachusetts and the other in Waterford, Ireland. These facilities were owned by us through August 31, 2015, at which point they were sold to the Cartamundi Group, who will continue to operate them and manufacture game products for us at those facilities under a manufacturing agreement.  Due to the sale of the facilities in East Longmeadow, Massachusetts and Waterford, Ireland, Hasbro's RCOI included these factories as contract manufacturers.

Following the applicability assessment, Hasbro sent surveys to all of its contract manufactures globally who were identified as producing products that could contain 3TG. To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with commodities identified not to contain 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 50 contract manufacturers globally whom we believed may be at-risk for sourcing 3TG, directly or indirectly, from the Covered Countries, for use in products manufactured for us. All 50 of these contract manufacturers were surveyed using a technology platform that employs the conflict minerals reporting template based on the questionnaire developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI).

Many of Hasbro's contract manufacturers are not subject to the Dodd-Frank Act or initially were unfamiliar with the Act ' s reporting requirements.  Beginning in 2013 and continuing through 2015 Hasbro conducted training with all of our contract manufacturers, to educate these manufacturers as to the requirements of the Act related to conflict minerals and to help them understand the importance of working towards removal from the supply chain of any 3TG that may be funding conflict in the Covered Countries. We developed, produced and uploaded a web-based training program that provided a summary of the law related to conflict minerals, our obligations under the Act, and the role of our applicable contract manufacturers in assisting us to comply with the requirements of the Act related to conflict minerals. Since most of our contract manufactures are based in China, Hasbro also conducted an in-person training session with our China-based contract manufacturers. The training materials were translated into simplified Chinese for our contract manufacturers located in China. During the in-person training Hasbro provided step-by-step instructions for logging onto and responding to the Hasbro conflict minerals electronic reporting survey.  Hasbro maintains an e-mail box and gives contact information for specified point people within Hasbro's sourcing organization for contract manufacturers to submit questions to about the Final Rule or for seeking assistance in completing the conflict minerals reporting survey.

Hasbro sent surveys to the 50 contract manufacturers who were identified as potentially sourcing 3TG for our products in 2015. Similar to 2014, in 2015 we surveyed all contract manufacturers identified in our applicability assessment at the product category level (our four product categories being Boys, Girls, Preschool and Games, each of which is described in Section 4 of the attached Conflict Minerals Report).

Relevant contract manufacturers received a separate survey for each of the four product categories for which they supplied products or components to us. As such, an individual contract manufacturer could receive up to four separate surveys if they were supplying products for each of our Boys, Girls, Preschool and Games categories.  We sent an aggregate of 100 surveys to the 50 contract manufacturers we surveyed in 2015. Of the 50 contract manufacturers surveyed, all 50 responded to surveys, representing a 100% response rate.  This compares with an 88% response rate to our contract manufacturer surveys in 2014.

In our survey results, 11 of our contract manufacturers out of the 50 surveyed indicated potential sourcing of 3TG from the Covered Countries. The other 39 contract manufacturers indicated in their survey responses that they were not sourcing any 3TG from the Covered Countries.  Of the 11 contract manufacturers who identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of smelters from whom they were sourcing 3TG.  A complete list of those smelters, along with any other smelters identified by our contract manufacturers who indicated that they were not sourcing 3TG from the Covered Countries, is attached as an exhibit to our Conflict Minerals Report.  Although many of the smelters are designated as Conflict Free Smelter Program (CFSP)  compliant, we note that 10 of the 11 contract manufacturers who indicated potential sourcing of 3TG from the Covered Countries included one or more smelters in their smelter list that were currently not designated as CFSP compliant and not currently seeking such designation.

As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for the 3TG used in our products that is processed in non-CFSP compliant smelters identified by our contract manufacturers in their respective lists of smelters. Therefore, as discussed in more detail in our Conflict Minerals Report included as Exhibit 1.01 to this report, at this point we cannot determine if any of the 3TG in our products or components are in fact funding any armed conflict in the covered countries.  Accordingly, we have conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ('Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publically available Internet site at the following internet address http://csr.hasbro.com/has15-conflict-minerals-report.com

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1   The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, and Zambia).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

 (Registrant)

By:   /s/ Deborah Thomas                                                                                                                                                                                May 27, 2016
Deborah Thomas                                                                                                                                                                                   (Date)
Executive Vice President and Chief Financial Officer
(Signature and Title)